UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

Cingulate Inc.
(Name of Issuer)

COMMON STOCK, PAR VALUE $0.0001 PER SHARE
(Title of Class of Securities)

17248W105
(CUSIP Number)

Shane J. Schaffer Chief Executive Officer 1901 W. 47th Place Kansas City, KS 66205 Telephone Number (913) 942-2300
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 3, 2023
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

CUSIP No. 17248W105
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only):
Peter J. Werth
2.	Check the Appropriate Box if a Member of a Group	(a) ☐
(b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions): PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):
☐
6.	Citizenship or Place of Organization: United States

Number of	7. Sole Voting Power:	33,095*
Shares Beneficially	8. Shared Voting Power:	3,944,377*
Owned by
Each Reporting	9. Sole Dispositive Power:	33,095*
Person With	10. Shared Dispositive Power:	3,944,377*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person:
3,977,472*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):
☐
13.	Percent of Class Represented by Amount in Row (11): 19.99%*
14.	Type of Reporting Person (See Instructions): IN

*As of the date hereof, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, Peter J. Werth (“Mr. Werth”) may be deemed to beneficially own an aggregate of 3,977,472 shares of common stock, par value $0.0001 per share (the “Common Stock”), of Cingulate Inc. (the “Issuer”) consisting of (i) 21,849 shares of Common Stock and stock options to purchase 11,246 shares of Common Stock held directly by Mr. Werth and (ii) 2,798,320 shares of Common Stock and warrants to purchase up to 1,146,057 shares of Common Stock held directly by Werth Family Investment Associates LLC where Mr. Werth serves as Manager. Excludes 21,737 shares of Common Stock underlying unvested stock options held directly by Mr. Werth and 5,700,478 shares of Common Stock underlying the Pre-Funded Warrants (as defined in Item 3) held by Werth Family Investment Associates LLC which are subject to a 19.99% beneficial ownership limitation blocker as described below.

The Pre-Funded Warrants (as defined in Item 3) contain an issuance limitation that prohibits the holder from exercising such warrants to the extent that after giving effect to such issuance after exercise, the holder (together with the holder’s affiliates and any other persons acting as a group together with the holder or any of the holder’s affiliates, including the other Reporting Person) would beneficially own in excess of 19.99% of the shares of Common Stock outstanding immediately after giving effect to the issuance of the shares of Common Stock issuable upon exercise of the Pre-Funded Warrants.

The foregoing reported beneficial ownership percentage is based upon 18,740,006 shares of Common Stock issued and outstanding as of November 3, 2023.

CUSIP No. 17248W105
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only):
Werth Family Investment Associates LLC
2.	Check the Appropriate Box if a Member of a Group	(a) ☐
(b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions): WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):
☐
6.	Citizenship or Place of Organization: Connecticut

Number of	7. Sole Voting Power:	0
Shares Beneficially	8. Shared Voting Power:	3,944,377**
Owned by
Each Reporting	9. Sole Dispositive Power:	0
Person With	10. Shared Dispositive Power:	3,944,377**

11.	Aggregate Amount Beneficially Owned by Each Reporting Person:
3,944,377**
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):
☐
13.	Percent of Class Represented by Amount in Row (11): 19.83%**
14.	Type of Reporting Person (See Instructions): OO

**As of the date hereof, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, Werth Family Investment Associates LLC (“Werth Associates”) may be deemed to beneficially own 3,944,377 shares of common stock, par value $0.0001 per share (the “Common Stock”), of Cingulate Inc. (the “Issuer”), consisting of 2,798,320 shares of Common Stock and warrants to purchase up to 1,146,057 shares of Common Stock. Excludes 5,700,478 shares of Common Stock underlying the Pre-Funded Warrants (as defined in Item 3) held by Werth Associates which are subject to a 19.99% beneficial ownership limitation blocker as described below.

The Pre-Funded Warrants (as defined in Item 3) contain an issuance limitation that prohibits the holder from exercising such warrants to the extent that after giving effect to such issuance after exercise, the holder (together with the holder’s affiliates and any other persons acting as a group together with the holder or any of the holder’s affiliates, including the other Reporting Person) would beneficially own in excess of 19.99% of the shares of Common Stock outstanding immediately after giving effect to the issuance of the shares of Common Stock issuable upon exercise of the Pre-Funded Warrants.

The foregoing reported beneficial ownership percentage is based upon 18,740,006 shares of Common Stock issued and outstanding as of November 3, 2023.

Explanatory Note

This Amendment No. 5 (this “Amendment”) amends and supplements the Schedule 13D filed on behalf of the Reporting Persons with the Securities and Exchange Commission on December 20, 2021, as amended on December 23, 2022, July 25, 2023, August 14, 2023 and September 18, 2023 (the “Schedule 13D”). Except as specifically provided herein, this Amendment does not modify or amend any of the information previously reported in the Schedule 13D. Capitalized terms used and not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13D. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

Item 3. Source and Amount of Funds or Other Consideration.

On December 10, 2021 (the “Event Date”), the Issuer closed an underwritten public offering (the “IPO”) of 4,166,666 Units (the “Units”) and warrants to purchase 624,999 shares of Common Stock, with each Unit consisting of one share of Common Stock and one warrant to purchase one share of Common Stock.

Prior to the IPO, Mr. Werth beneficially owned 858,280 shares of Common Stock consisting of (i) 21,849 shares of Common Stock held directly by Mr. Werth and (ii) 836,431 shares of Common Stock held directly by Werth Associates.

On December 7, 2021, in connection with the IPO, the Issuer granted Mr. Werth an option to purchase 8,983 shares of Common Stock for no consideration (the “Option”). The Option vests in four (4) equal annual installments commencing on December 7, 2022. The exercise price of the Option is $6.00 per share and the Option expires on December 7, 2031.

On the Event Date, Werth Associates purchased 8,300 Units in the IPO at a price of $6.00 per Unit for an aggregate purchase price of $49,800. The warrants comprising the Units are exercisable at $6.00 per share and expire December 10, 2026. Werth Associates purchased the Units with investment capital.

On February 25, 2022, the Issuer granted Mr. Werth a stock option to purchase 9,000 shares of Common Stock for no consideration. The stock option vests on the one-year anniversary of the date of grant. The exercise price of the stock option is $1.38 per share and the stock option expires on February 25, 2032.

On March 17, 2022, Werth Associates purchased 27,000 shares of Common Stock at $1.79 per share for an aggregate purchase price of $48,330. Werth Associates purchased the Common Stock with investment capital.

On September 6, 2022, Werth Associates purchased 74,500 shares of Common Stock at $1.5198 per share for an aggregate purchase price of $113,225. Werth Associates purchased the Common Stock with investment capital.

On December 13, 2022, Werth Associates purchased 28,934 shares of Common Stock at a weigted average price of $0.9823 per share for an aggregate purchase price of $28,422. Werth Associates purchased the Common Stock with investment capital.

On June 15, 2023, the Issuer granted Mr. Werth a stock option to purchase 15,000 shares of Common Stock for no consideration. The stock option vests on the one-year anniversary of the date of grant. The exercise price of the stock option is $0.98 per share and the stock option expires on June 15, 2033.

On August 11, 2023, Werth Associates purchased 1,823,155 shares of Common Stock from the Issuer in a private placement priced at the market under Nasdaq rules at a purchase price per share of $0.5485 for an aggregate purchase price of $1,000,000.52. Werth Associates purchased the shares of Common Stock with investment capital.

On August 9, 2022, Cingulate Therapeutics LLC (“CTx”), a wholly-owned subsidiary of the Issuer, issued a Promissory Note (the “Original Note”) to Werth Associates with a principal amount of $5,000,000 (the “Original Principal Amount”), and on May 9, 2023, CTx issued an Amended and Restated Promissory Note (the “A&R Note”) increasing the principal amount under the Original Note by $3,000,000 to $8,000,000. On September 8, 2023, the Issuer and CTx entered into a Note Conversion Agreement with Werth Associates, pursuant to which Werth Associates agreed to convert the Original Principal Amount under the A&R Note plus all accrued interest thereon, or $5,812,500, into pre-funded warrants to purchase 6,838,235 shares of common stock of the Issuer, at a conversion price per pre-funded warrant of $0.85 (the “Pre-Funded Warrants”). The Pre-Funded Warrants were exercisable immediately at an exercise price of $0.0001.

Item 5. Interest in Securities of the Issuer.

The information contained in rows 7, 8, 9, 10, 11 and 13 of the cover page of this Schedule 13D and the information set forth in or incorporated by reference in Item 2, Item 3 and Item 6 of this Schedule 13D is hereby incorporated by reference in its entirety into this Item 5.

The aggregate percentage of Common Stock reported owned by the Reporting Persons is based upon 18,740,006 shares of Common Stock outstanding, which is the total number of shares of Common Stock outstanding as of November 3, 2023.

As of the date hereof, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, Mr. Werth may be deemed to beneficially own 3,977,472 shares of Common Stock of the Issuer, consisting of (i) 21,849 shares of Common Stock and stock options to purchase 11,246 shares of Common Stock held directly by Mr. Werth and (ii) 2,798,320 shares of Common Stock and warrants to purchase up to 1,146,057 shares of Common Stock held directly by Werth Associates. Excludes 5,700,478 shares of Common Stock underlying the Pre-Funded Warrants (as defined in Item 3) held by Werth Associates which are subject to a 19.99% beneficial ownership limitation blocker as described in the footnote of the cover page of this Schedule 13D.

Except as described herein, during the past sixty (60) days on or prior to the date hereof, there were no other purchases or sales of shares of Common Stock, or securities convertible into or exchangeable for shares of Common Stock, by the Reporting Persons or any person or entity for which the Reporting Persons possess voting or dispositive control over the securities thereof.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 7, 2023

By:	/s/ Peter J. Werth*
Peter J. Werth

WERTH FAMILY INVESTMENT ASSOCIATES LLC

By:	Peter J. Werth, its Manager

By:	/s/ Peter J. Werth
Name:	Peter J. Werth
Title:	Manager

* This reporting person disclaims beneficial ownership of these reported securities except to the extent of its pecuniary interest therein, and this report shall not be deemed an admission that any such person is the beneficial owner of these securities for purposes of Section 16 of the U.S. Securities Exchange Act of 1934, as amended, or for any other purpose.

Attention: Intentional misstatements or omissions of fact constitute
Federal criminal violations (see 18 U.S.C. 1001).